VOYA INVESTMENT MANAGEMENT

MUTUAL FUND LEGAL DEPARTMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

May 16, 2019

VIA EDGAR

Mr. Patrick Scott

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Voya Global Equity Portfolio (A series of Voya Variable Portfolios, Inc.)

SEC File No. 333-05173

Dear Mr. Scott and Mr. Long:

This letter responds to comments provided to Paul Caldarelli and Joanne Osberg on May 9, 2019 and May 14, 2019, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statement on Form N-14 that was filed on April 17, 2019 by Voya Variable Portfolios, Inc. (the “Registrant”) related to the Reorganization of VY® Templeton Global Growth Portfolio (“Templeton Portfolio”) into Voya Global Equity Portfolio (“Global Equity Portfolio” and, collectively with Templeton Portfolio, the “Portfolios”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement. Our summary of the comments and our responses thereto are provided below.

GENERAL STAFF COMMENTS

1.	Comment: The Staff requested that the Registrant confirm that the blank and bracketed sections in the Proxy Statement/Prospectus will be included in a subsequent filing prior to effectiveness.

Response:          The Registrant so confirms.

2.	Comment: With respect to the “Introduction” found on page 1, the Staff requested the Registrant to consider defining the fund names as “Acquiring” and “Target” to make the subsequent discussions more clear.

Response:          The Registrant appreciates the Staff’s comment and will take it into consideration for subsequent filings.

3.	Comment: With respect to the section entitled “Summary of the Proposed Reorganization,” the Staff requested the Registrant revise the disclosure to explain the significance of the differences between the Portfolios’ investment objectives.

Response:          The investment objectives are worded differently and this was therefore the reason for stating that they were different in the filing. The Registrant has revised the disclosure to state that the investment objectives are substantially similar.

Mr. Scott and Mr. Long

U.S. Securities and Exchange Commission

May 16, 2019

4.	Comment: With respect to the section entitled “Summary of the Proposed Reorganization,” the Staff requested the Registrant revise the disclosure with respect to the differences in the Portfolios’ investment strategies to use to past tense to describe that Templeton Portfolio’s deviation from the Index to make clear that the Templeton Portfolio is the disappearing fund.

Response:          The Registrant has revised the disclosure to more accurately describe the differences between the two Portfolios’ investment strategies.

5.	Comment: With respect to the section entitled “Why is a Reorganization proposed,” the Staff requested the Registrant revise the disclosure to clarify that the term “net expense ratios” included in the last sentence of the section takes into account any expense limitations.

Response:          The Registrant has revised the disclosure as requested.

6.	Comment: With respect to the section entitled “How do the Annual Operating Expenses Compare,” the Staff requested the Registrant confirm that the expense provided are the most current fees available per Item 3(a) of Form N-14.

Response:          The Registrant confirms.

7.	Comment: In the section titled, “How do the Principle Risks compare?” the Staff requested that the Registrant provide a narrative highlighting the key risk differences. The Staff also requested the Registrant describe whether the risks as disclosed accurately describes the risks of both Portfolios.

Response:          The Registrant appreciates the Staff’s comment but the Registrant believes providing the information in tabular form is more illustrative and does not emphasize certain risks over others. The Registrant believes the risks included in the table accurately reflect the risks of both Portfolios.

8.	Comment: In the section entitled “What are the key differences in the rights of the shareholders of VY® Templeton Global Growth Portfolio and Voya Global Equity Portfolio,” the Staff requested that the Registrant consider whether the fundamental and non-fundamental policies should be compared as policies of the fund.

Response:          The Registrant appreciates the Staff’s comment and will take it into consideration for subsequent filings.

9.	Comment: With respect to the section entitled “What are the key differences in the rights of shareholders of VY® Templeton Global Growth Portfolio and Voya Global Equity Portfolio,” the Staff requested the Registrant consider including information regarding the differences between the exchange rights and redemption procedures for the Portfolios.

Response:         This information is included in the section entitled “Summary of the Proposed Reorganization.”

10.	Comment: In the section entitled “Additional Information about the Reorganization,” the Staff requested that the Registrant disclose that the tax opinion will be filed with the SEC within a reasonable time after the Closing.

Response:          The Registrant has updated the disclosure accordingly.

Mr. Scott and Mr. Long

U.S. Securities and Exchange Commission

May 16, 2019

11.	Comment: In the subsection titled “Expenses of the Reorganization,” the Staff requested that the Registrant disclose which affiliate would be paying these expenses and explain in correspondence the circumstances under which the affiliate would pay the expenses.

Response:          The Registrant respectfully declines to revise the disclosure as requested. From time to time, the parent company of the Adviser may allocate costs among its wholly-owned subsidiaries as it deems appropriate. The Adviser believes the relevant fact is that the expenses will be borne by the Adviser or its affiliates and not by shareholders, which is correctly disclosed in the Proxy Statement/Prospectus.

12.	Comment: In the section titled “Portfolio Transitioning,” the Staff requested that the Registrant include information clarifying the extent to which Templeton Portfolio is expected to sell its holdings prior to the Closing Date and the cost of repositioning as a percentage of Templeton Portfolio’s net assets.

Response:          The Registrant appreciates the Staff’s comment but the percentage of Templeton Portfolio’s holdings that will be sold is included in the first paragraph of the section. In addition, the cost of repositioning as a percentage of Templeton Portfolio’s net assets is de minimus as the total costs for the transition is $135,000 and Templeton Portfolio’s net assets as of April 30, 2019 were $139,296,761.

13.	Comment: In the section entitled “Factors Considered,” the Staff requested the Registrant include, if applicable, discussion factors adverse or against the reorganization and, if applicable, any risks.

Response:          The Registrant confirms that the section entitled “What factors did the Board consider?” includes a discussion of all factors required to be disclosed.

14.	Comment: The Staff requested that the Registrant complete Appendix C with the name and address of the beneficial owners and with the information required by Item 7(c)(4)(i) with respect to any control person and also confirm that they are accurate as of May 3, 2019.

Response:          The Registrant has revised Appendix C accordingly and the Registrant confirms the data is as of May 3, 2019.

ACCOUNTING

15.	Comment: With respect to the section entitled “Approval of the Reorganization,” the Staff requested the Registrant explain why the costs of the reorganization were not included in this section.

Response:          The costs of the reorganization are included in the subsection entitled “Expenses of the Reorganization.”

16.	Comment: With respect to the section entitled “How do the Annual Portfolio Operating Expenses compare,” the Staff noted that the reorganization assumption date of December 31, 2018 is incorrect. Please revise to January 1st or the fiscal year ended December 31, 2018.

Response:          The Registrant has revised accordingly.

Mr. Scott and Mr. Long

U.S. Securities and Exchange Commission

May 16, 2019

17.	Comment: With respect to the capitalization table in the subsection entitled “Capitalization” the Staff requested the Registrant revise “as of” date to mirror the “Pro Forma” financials and populate all missing information in a subsequent filing prior to effectiveness and that the Registrant provide the completed capitalization table to the Staff in correspondence.

“The following table shows on an unaudited basis the capitalization of each of the Portfolios as of December 31, 2018 and on a pro forma basis as of December 31, 2018, giving effect to the Reorganization.”

	Templeton Portfolio	Global Equity Portfolio	Adjustments		Global Equity Portfolio Pro Forma
Class ADV
Net Assets	$6,309	$15,225,167	$(6)	1	$15,231,470
Shares outstanding	764	1,580,986	(109)	2	1,581,641
Net asset value per share	$8.26	$9.63		-	$9.63

Class I
Net Assets	$519,900	$132,479,869	$(531)	1	$132,999,238
Shares outstanding	60,493	13,768,494	(6,505)	2	13,822,482
Net asset value per share	$8.59	$9.62		-	$9.62

Class S
Net Assets	$129,827,833	$375,359,003	$(132,706)	1	$505,054,130
Shares outstanding	14,956,087	38,848,979	(1,530,090)	2	52,274,976
Net asset value per share	$8.68	$9.66		-	$9.66

Class S2
Net Assets	$2,206,917	$272,728	$(2,256)	1	$2,477,389
Shares outstanding	257,069	28,574	(25,972)	2	259,671
Net asset value per share	$8.58	$9.54		-	$9.54
1.	Reflects adjustment for estimated one-time merger and transition expenses.
2.	Reflects new shares issued, net of retired shares of Templeton Portfolio. (Calculation: Net Assets ÷ NAV per share)

18.	Comment: In the sub-section entitled “Tax Considerations” the Staff inquired if there were any available capital loss carryforwards for Templeton Portfolio and potential loss or limitation of use on them. The Staff requested the Registrant provide dollar amounts and related expiration dates of any capital loss carryforwards.

Response:          The Registrant appreciates the Staff’s comment but there are no capital loss carryforwards to report.

Mr. Scott and Mr. Long

U.S. Securities and Exchange Commission

May 16, 2019

19.	Comment: The Staff requested the Registrant specifically identify which securities would be sold as a result of the reorganization in the “Portfolio of Investments.”

Response:          The Registrant has revised accordingly.

20.	Comment: The Staff noted the “Statement of Assets and Liabilities” includes one-time merger expenses and transition costs. However, one-time costs should not be included.

Response:          The Registrant appreciates the Staff’s comment and will take into consideration for future filings.

21.	Comment: The Staff noted the absence of disclosure with respect to “Portfolio Realignment” in “Notes to Financials.”

Response:          The Registrant appreciates the Staff’s comment but believes merger and transition costs are disclosed in “Note 4” and no further disclosure is necessary.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC